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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                 ________________FemRx, Inc.___________________
                                (Name of Issuer)


                _______Common Stock, $0.001 par value___________
                         (Title of Class of Securities)


                   ____________ 314463 10 0 __________________
                                 (CUSIP Number)


     Check the following box if a fee is being paid with this statement  / /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              Page 1 of 6 pages
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    ---------------------                                    ------------------
    CUSIP No. 314463 10 0            13G                      Page 2 of 6 Pages
    ---------------------                                    ------------------

   1        NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Dr. Arnold J. Kresch

   2        CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*        (a) / /
                                                                    (b) / /

   3        SEC USE ONLY

   4        CITIZENSHIP OR PLACE OF ORGANIZATION

            California, United States

           NUMBER OF           5     SOLE VOTING POWER
             SHARES                  461,301
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
                               6     SHARED VOTING POWER
                                     -0-

                               7     SOLE DISPOSITIVE POWER
                                     461,301

                               8     SHARED DISPOSITIVE POWER
                                     -0-

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            461,3011

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.2%

   12       TYPE OF REPORTING PERSON*
            IN

       1 Includes 451,626 shares held by Kresch Medical Research, LLC.

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                             Page 2 of 6 pages
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    ---------------------                                     -----------------
    CUSIP No. 314463 10 0            13G                      Page 3 of 6 Pages
    ---------------------                                     -----------------

   1        NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Kresch Medical Research, LLC


   2        CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*    (a) / /
                                                                (b) / /

   3        SEC USE ONLY

   4        CITIZENSHIP OR PLACE OF ORGANIZATION

            California, United States

           NUMBER OF           5     SOLE VOTING POWER
             SHARES                  451,926
          BENEFICIALLY
            OWNED BY
              EACH
           REPORTING
             PERSON
              WITH
                               6     SHARED VOTING POWER
                                     -0-

                               7     SOLE DISPOSITIVE POWER
                                     451,926

                               8     SHARED DISPOSITIVE POWER
                                     -0-

   9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            451,926

   10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
            5.1%

   12       TYPE OF REPORTING PERSON*
            OO

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                            Page 3 of 6 pages
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Item  .
(a)      Name of Issuer:  FemRx, Inc.
(b)      Address of Issuer's Principal Executive Offices:

                      1221 Innsbruck Drive
                      Sunnyvale, CA 94089

Item  .
(a)      Name of Person Filing:

                            Dr. Arnold J. Kresch
                            Kresch Medical Reseach, LLC ("KMR")

(b)      Address of Principal Business Office or, if none, Residence:

                      780 Welch Road, Suite 206
                      Palo Alto, CA 94304-1518

(c)      Citizenship:

                            Dr. Arnold J. Kresch:  California, United States
                            KMR:  California, United States

(d)      Title of Class of Securities:  Common Stock, $0.001 par  value

(e)      CUSIP Number:  314463 10 0

Item If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      Not applicable.

Item Ownership


(a)      Amount Beneficially Owned:

                            Dr. Arnold J. Kresch: 461,301*
                            KMR:  451,926

                           * Includes 451,626 shares held by Kresch Medical
                             Research, LLC.

(b)      Percent of Class:

                            Dr. Arnold J. Kresch:  5.2%
                            KMR:  5.1%
                            Page 4 of 6 pages
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(c)      Number of shares as to which such person has:
(i)               sole power to vote or to direct the vote:

                            Dr. Arnold J. Kresch:  461,301
                            KMR:  451,926

(ii)              shared power to vote or to direct the vote:

                            Dr. Arnold J. Kresch:  0
                            KMR:  0

(iii)             sole power to dispose or to direct the disposition of:

                            Dr. Arnold J. Kresch:  461,301
                            KMR:  451,926

(iv)              shared power to dispose or to direct the disposition of:

                            Dr. Arnold J. Kresch:  0
                            KMR:  0



Item Ownership of Five Percent or Less of a Class

                  Not applicable.

Item Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item Identification and Classification of Members of the Group

                  Not applicable.

Item Notice of Dissolution of a Group

                  Not applicable.

Item Certification

                  Not applicable.
                           Page 5 of 6 pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 12, 1998
                                      Date

                              /s/ Arnold J. Kresch
                              --------------------
                              Dr. Arnold J. Kresch


                          Kresch Medical Research, LLC



                              /s/ Arnold J. Kresch
                              --------------------
                           Dr. Arnold J. Kresch, Owner

                           Page 6 of 6 pages